February 24, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel

Assistant Director

Re:	ROI Acquisition Corp.

Registration Statement on Form S-1

Filed October 14, 2011, as amended

File No. 333-177340

Dear Sir:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of ROI Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 10:00 a.m. EST on Friday, February 24, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 645 copies of the Preliminary Prospectus dated February 24, 2012 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
As Representative of the several
Underwriters

By: Deutsche Bank Securities Inc.

By:	/s/ John Shaw
Name: John Shaw
Title: Director

By:	/s/ John Reed
Name: John Reed
Title: Director